SEPARATE.US: VIDEO TRANSCRIPT

00:00 I'm a divorce attorney and I started separate.us to provide greater access to the legal system and empower people to navigate their own way through it, saving them time and money.

00:11 The number one thing we do, is we simplify a complicated process.

00:17 What's unique about us, is that you don't need to be in agreement to get started, and you don't have to work with your spouse.

00:22 By combining our easy to use technology together with expert referrals, we're making divorce easier, cheaper, and less painful.

00:29 I'm Sandro Tuzzo, divorce attorney, and founder of separate.us.